Exhibit 1.01

PROTO LABS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2016 to December 31, 2016

This Conflict Minerals Report (the “Report”) of Proto Labs, Inc. (the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2016 to December 31, 2016.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company manufactures certain products for which the Conflict Minerals are necessary to the functionality or production of those products.

Proto Labs, Inc. Overview

Proto Labs, Inc. is an e-commerce driven digital manufacturer of quick-turn, on-demand custom parts for prototyping and short-run production. We utilize injection molding, computer numerical control (CNC) machining and 3D printing processes to manufacture custom parts for product developers and engineers. We offer several plastic and metal material options to our customers who select the proper material(s) for production of their parts. A very limited number of the metal materials we offer for production of parts have been identified as containing Conflict Minerals (the “Covered Products”).

We have established management systems to support the execution of our Conflict Minerals program and ensure it operates effectively and is sustainable into the future. We have adopted a policy affirming our commitment to conducting business fairly and ethically with respect for human rights and in compliance with applicable laws and regulations, including the Rule, which is available on our website. Our policy also affirms our support for the responsible sourcing of Conflict Minerals through our global supply chain, and states that we are actively and diligently working with our global supply chain partners to determine the origin of any Conflict Minerals they may supply to us, and that we will continue to work with them towards the goal of providing greater supply chain transparency and responsible sourcing. In addition to establishing a policy on Conflict Minerals, we have assembled a cross-functional team to implement and oversee our Conflict Minerals compliance program. We have a process in place to engage our suppliers to educate them about the Rule and request information from them regarding Conflict Minerals, and to collect, analyze and retain any such information received from them.

Reasonable Country of Origin Inquiry

We do not directly source Conflict Minerals. Instead, we purchase raw materials from third party suppliers that are multiple layers removed from the smelters and refiners of the Conflict Minerals that are in the raw materials ultimately supplied to us. We must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in such materials.

We conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in the products we manufacture. We evaluated the products we manufactured for our customers and determined that certain products manufactured during calendar year 2016 were manufactured with raw materials that contain Conflict Minerals that are necessary to the functionality or production of those products. We identified two suppliers of those raw materials, and surveyed each of them using the EICC-GeSI Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition ® (EICC ®) and the Global Sustainability Initiative (GeSI) (the “CMRT”). We requested that these suppliers make similar inquiries of their suppliers and sub-suppliers until the smelters and refiners of any Conflict Minerals in the raw materials supplied to us could be identified and compared to the conflict-free smelter and refiner lists developed and maintained by the Conflict-Free Sourcing Initiative.

Due Diligence

Due Diligence Design and Framework

Because we could not determine that the Conflict Minerals in the Covered Products did not originate in a Covered Country or originated from recycled or scrap sources based on the responses to the CMRTs, we exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the five-step framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Due Diligence Measures Performed

The objective of the due diligence performed was to determine the source and chain of custody of the Conflict Minerals contained in the Covered Products and to determine whether any of those Conflict Minerals are associated with armed groups in the Covered Countries. For the Covered Products manufactured during the twelve months ended December 31, 2016, the Company’s Operations, Compliance and Finance Departments were involved in the due diligence process.

As part of our due diligence, we reviewed supplier responses to each CMRT and followed up with suppliers who did not provide us with a timely response by escalating communication with unresponsive suppliers to the stakeholders in charge of the business relationship. In reviewing supplier responses, we challenged responses that did not respond on a product level and compared the information reported on the CMRTs to our knowledge of the composition of the materials contained in the Covered Products. We also followed-up on responses to try to get smelter information so that we could independently verify the information reported on each CMRT.

Due Diligence Results

One of the two suppliers surveyed returned to us a completed CMRT, reporting to us that the Conflict Minerals in the materials supplied to us for our Covered Products does not come from the Covered Countries. However, given that the supplier was not able to identify any smelter information or the country of origin of the Conflict Minerals, we are filing this conflict minerals report as we do not believe the information received from our supplier and our additional due diligence efforts for calendar year 2016 are sufficient to determine the exact country of origin of the Conflict Minerals in our Covered Products. Further, we did not receive responses from all suppliers for calendar year 2016. We are continuing to work with our suppliers to monitor risks in our supply chain to ensure compliance with the Company Policy.

Future Steps to Mitigate Risk

The Company expects to take the following steps, among others, to continue to improve its due diligence measures and to further mitigate the risk that any Conflict Minerals necessary to the functionality of any of the Company’s products finance or benefit armed groups in the Covered Countries: continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; encouraging suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and engaging in industry initiatives encouraging “conflict-free” supply chains.